MONSANTO COMPANY	SECOND QUARTER 2007 FORM 10-Q

Exhibit 12
MONSANTO COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES(1)
(Dollars in millions)

	Six Months				Eight Months
	Ended				Ended
	Feb. 28,	Year Ended Aug. 31,			Aug. 31,	Year Ended Dec. 31,
	2007	2006	2005	2004	2003	2002	2001

EARNINGS:
Income (Loss) from Continuing Operations Before Income Taxes, MI and Cumulative Effect of Accounting Change	$915	$1,055	$279	$403	$(19)	$235	$488

Add:
Fixed charges	82	161	136	112	71	105	147
Dividends from affiliated companies	—	—	—	—	—	1	1
Equity affiliate expense — net	21	31	31	36	26	43	41
Amortization of capitalized interest	7	15	15	10	8	10	11
Less:
Capitalized interest	(6)	(9)	(6)	(7)	(4)	(8)	(30)

Earnings available for fixed charges	$1,019	$1,253	$455	$554	$82	$386	$658

FIXED CHARGES:
Interest expense(2)	$67	$134	$115	$91	$57	$81	$99
Capitalized interest	6	9	6	7	4	8	30
Portion of rents representative of interest factor	9	18	15	14	10	16	18

Total Fixed Charges	$82	$161	$136	$112	$71	$105	$147

Ratio of Earnings to Fixed Charges	12.43	7.78	3.35	4.95	1.15	3.68	4.48

(1) Monsanto has not paid any preference security dividends and, therefore, has not included the ratio of combined fixed charges and preference security dividends to earnings for the relevant periods.

(2) Includes amortization of deferred debt issuance costs.